August 5, 2005



Peter Rook-Green
Chief Financial Officer
American Petro-Hunter, Inc.
205-16055 Fraser Highway
Surrey, British Columbia V3S 2W9

	Re:	American Petro-Hunter, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 1, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2004
		Filed May 17, 2005
		File No. 0-22723

Dear Mr. Peter Rook-Green:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB, for the Fiscal Year Ended December 31, 2004

Item 8, Changes in Accountants, page 8

1. Based on your auditors` report it appears you have had a change in accountants although you have not provided the disclosures required under Item 8 of Form 10-KSB. Please amend your filing to include the required disclosures under Item 8. Also refer to Item 304 of Regulation S-B.

Item 8A, Control Procedures, page 8

2. We note that the language in Item 8A, controls and procedures, does not appear in accordance with Item 307 of Regulation S-B or SEC
Release No. 33-8238. For example, your evaluation of disclosure controls should occur as of the end of the period instead of within
90 days prior to the filing date. Please revise your disclosure accordingly, if true.

Financial Statements

General

3. We note the audit report of, Moore Stephens Ellis Foster Ltd, references other auditors` audit report for your fiscal year 2003 financial statements. However we were unable to locate the other
auditor`s report in you filing.   Please amend your filing to
provide
an audit report for all periods presented in your financial statements. Refer to Rule 2-05 of Regulation S-X.

4. In connection with your change in auditors we were unable to locate the required Item 4.01 Form 8-K to be filed with the commission within four business days of your change in auditors.
Please file your Item 4.01 Form 8-K with all applicable requirements addressed. Also refer to Item 304 of Regulation S-B.

5. We note that there have been no significant revenues generated from your operations and that you have not characterized your company as an "exploratory stage" entity. Please explain why you are not in the exploratory stage, otherwise, it appears you need to revise your financial statement presentation to provide the appropriate cumulative amounts from the company`s inception to comply with paragraph 11 of SFAS 7. Additionally, since you are in an extractive industry, it will be necessary to revise the disclosures and labeling throughout your document to characterize the company as an "exploratory stage" entity, rather than a "development stage" entity, as that term has specific meaning within the extractive industry which describes an advanced mining activity in which proved reserves have been determined. Note that this additional financial statement period should audited.

6. After receiving and considering your response to the above issues we may raise comments relating to other aspects of your filing.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief

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Peter Rook-Green
Chief Financial Officer
August 5, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010